

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 9, 2011

<u>Via Mail and Facsimile (81-3-3586-0374)</u>

Masahiro Sakane
Chairman of the Board
Komatsu Ltd.
2-3-6 Akasaka
Minato-ku, Tokyo 107-8414
Japan

> **Re: Komatsu Ltd.**
> **Form 20-F for the Fiscal Year Ended March 31, 2010**
> **Filed June 29, 2010**
> **File No. 001-7239**
> **Response Letter Filed May 17, 2011**

Dear Mr. Sakane:

We refer you to our comment letters dated March 15, 2011 and May 6, 2011 regarding business contacts with Iran. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
Assistant Director
Division of Corporation Finance